October 22, 2021 Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549 Re:

Youdao, Inc.
Form 20-F for the Year Ended December 31, 2020 Filed April 28, 2021
Form 6-K Furnished to the U.S. Securities & Exchange Commission on August 19, 2021
File No. 001-39087

Attn:	Division of Corporation Finance
Office of Trade & Services

VIA EDGAR

Dear Amy Geddes and Lyn Shenk:

This letter sets forth the responses of Youdao, Inc. (“Youdao” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2021.

For your convenience, we have included herein the comment in italics, and the Company’s responses are set forth immediately below the Comment.

General Note to the Staff:

The Company respectively submits to the Staff that the recent PRC regulatory developments that implicated the (i) VIE structures, (ii) cybersecurity and data privacy, (iii) online education and (iv) overseas listings and capital raising activities of PRC firms and gave rise to the Comments happened after the filing of the Company’s annual report on Form 20-F filed with the Commission in April 2021 (the “2020 Annual Report”). The management of the Company was not aware of such regulatory developments that broadly affected the online education and internet industries where the Company operates until after the filing of the 2020 Annual Report. As such, the Company believes that the disclosures contained in the 2020 Annual Report fairly and accurately describe the Company’s business, financial condition and results of operations in each of the years presented in the 2020 Annual Report and as of the date of the Annual Report. With that being said, the Company respectfully submits in this letter its proposed updates to the disclosures contained in the 2020 Annual Report, which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2021 (the “2021 Annual Report”). In addition, the Company also undertakes to promptly disclose further key PRC regulatory developments and their potential impacts to the Company in its current reports on Form 6-K in the future, if and when such regulatory developments arise.

Form 20-F for the Year Ended December 31, 2020

3D. Risk Factors, page 1

1.       Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to amend the heading of the risk factor on page 26 of the 2020 Annual Report in its 2021 Annual Report as follows:

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

The Company also intends to amend the last paragraph of the same risk factor of the 2020 Annual Report in its 2021 Annual Report as follows:

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The Company also intends to add a new risk factor in its 2021 Annual Report as follows:

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

Most of the nominee shareholders of the VIEs are also beneficial owners of the Company. Particularly, nominee shareholders of the VIEs are Mr. Feng Zhou, Chief Executive Officer and a shareholder of the Company, and Mr. Lei Ding, the chief executive officer, director and a non-controlling shareholder of NetEase. Inc., our controlling shareholder. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders

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will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

2.       Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to add a new risk factor in its 2021 Annual Report as follows:

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

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As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. In addition, new rules or regulations promulgated in the future could impose additional requirements on us. For example, it was reported that the CSRC may issue new rules requiring China-based companies to seek approval before going public outside of China, including in the U.S. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processing operator,” who has personal information of more than one million users and is seeking to list its securities on a foreign stock exchange, must apply to the relevant cybersecurity review office for a cybersecurity review. As such revised draft Cybersecurity Review Measures have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

The Company also intends to amend the heading of the risk factor on page 30 of the 2020 Annual Report in its 2021 Annual Report as follows:

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

The Company also intends to add the following paragraphs to the same risk factor of the 2020 Annual Report in its 2021 Annual Report:

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or

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completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

3.       In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

Further to the proposed revised disclosures on page 30 of the 2020 Annual Report as mentioned in the response to Comment 2 above, the Company also intends to add the following paragraphs to the risk factor under the heading “Risk Factors – We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.” on page 14 of the 2020 Annual Report in its 2021 Annual Report to reflect the regulatory developments of the greater oversight by the Cyberspace Administration of China over data security, and risks associated with such new developments:

On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which will come into effect on November 1, 2021. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection.

Furthermore, certain PRC regulatory authorities recently issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance or related implementation rules have been issued in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval of the CSRC and potentially other regulatory authorities to pursue an offering of securities overseas or to maintain the listing status of our ADSs on the NYSE. See also “–The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

The Company also intends to add the following paragraphs to page 48 of the 2020 Annual Report in its 2021 Annual Report to disclose its compliance with the regulations and policies that have been issued by the CAC to date:

Recent Regulatory Development

Draft Cybersecurity Measures

On July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Cybersecurity Review Measures for public comments, which require that, in addition to “operator of critical information infrastructure,” any “data processing operator” carrying out data processing activities that affect or may affect national security and any “operator of critical information infrastructure” or “data processing operator” which has personal information of more than one million users and is going to be

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listed abroad should also be subject to a cybersecurity review. As advised by our PRC legal counsel, the draft measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “data processing operator” under the PRC cybersecurity laws and regulations once the draft measures take effect, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Item 3. Key Information, page 1

4.       Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 1 of the 2020 Annual Report in its 2021 Annual Report, subject to further updates based on its full year 2021 financial results:

Youdao, Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners and directors of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “Youdao” refers to Youdao, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs, “Youdao HK” refers to Youdao (Hong Kong) Limited, “Youdao Information” refers to NetEase Youdao Information Technology (Beijing) Co., Ltd., “Youdao Hangzhou” refers to NetEase Youdao Information Technology (Hangzhou)

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Co., Ltd., “Youdao Computer” refers to Beijing NetEase Youdao Computer System Co., Ltd., and “Linjiedian Education” refers to Linjiedian Education, Ltd. We refer to Youdao Information and Youdao Hangzhou as the PRC subsidiaries in the context of describing of their activities. We refer to Youdao Computer and Linjiedian Education as the VIEs in the context of describing their activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 76.5%, 76.8% and [•]%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 16.1% and [•]% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

5.       Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. This summary should address, but not necessarily be limited to, the risks highlighted on the forward-looking information.

Response

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Further to the proposed revised disclosures on page 48 of the 2020 Annual Report as mentioned in the response to Comment 3 above, the Company also intends to add the following paragraphs to page 48 of the 2020 Annual Report in its 2021 Annual Report:

Potential CSRC Approval Required for the Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

The Company also intends to revise the disclosures on page 1 of the 2020 Annual Report in its 2021 Annual Report to highlight the legal and operational risks associated with being based in or having the majority of the company’s operations in China. For details, see the Company’s response to Comment 4 above.

6.       Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response

In response to the Staff’s Comments, the Company intends to revise the definition of “Youdao HK” on page ii of the 2020 Annual Report in its 2021 Annual Report as follows:

“Youdao HK” refers to Youdao (Hong Kong) Limited, a Hong Kong company and its subsidiaries and, in the context of describing its consolidated financial information, business operations and operating data, its VIEs;

The Company also intends to revise the disclosures on page 1 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s response to Comment 4 above.

7.       Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

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Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 48 of the 2020 Annual Report in its 2021 Annual Report:

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Youdao Information, our subsidiary incorporated in the PRC, and the VIEs. Youdao Information controls Youdao Computer, one of the VIEs in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Youdao Computer. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

The Company also intends to revise the disclosures on page 1 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s response to Comment 4 above.

The Company further respectfully directs the Staff to pages 83 to 86 of the 2020 Annual Report for a detailed discussion of the company’s corporate structure, including who hold equity ownership interests of each entity, all contracts and arrangements through which the Company purports to obtain economic rights and exercise control to consolidate the VIE’s results into the Company’s financial statements.

8.       In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

The Company intends to revise the disclosures on pages 1, 26, 30 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s responses to Comments 2, 4 and 7 above.

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9.       Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 48 of the 2020 Annual Report in its 2021 Annual Report:

Material Licenses and Permits

Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry-Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 62 of the 2020 Annual Report in the 2021 Annual Report:

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIEs are required to obtain to carry out our operations in China.

No.	License	Entity Holding the License	Type of the Entity	Regulatory Authority
1.	ICP License	Youdao Computer	VIE	Beijing Communications Administration
2.	ICP License	Linjiedian Education	VIE	Zhejiang Communications Administration
3.	Filing of Online After-School Training	Youdao Computer	VIE	Beijing Municipal Education Commission
4.	Publication Operation Permit (for retail and wholesale)	Youdao Information	WOFE	Beijing Municipal Bureau of Press and Publication
5.	Publication Operation Permit (for retail)	Youdao Computer	VIE	Beijing Haidian District Culture Commission
6.	Publication Business Permit (for wholesale)	Youdao Computer	VIE	Beijing Municipal Bureau of Press and Publication
7.	Permit for Production and Operation of Radio and TV Program	Youdao Computer	VIE	Beijing Municipal Radio and Television Bureau
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The Company also intends to revise the disclosures on pages 14 and 48 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s responses to Comment 3 and Comment 5 above.

10.       Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 48 of the 2020 Annual Report in its 2021 Annual Report, subject to further updates based on its full year 2021 financial results:

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2018, 2019 and 2020, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities.

The following diagram summarizes how funds were transferred among Youdao, Inc., our subsidiaries, and the VIEs in 2019 and 2020.

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As of December 31, 2020, Youdao, Inc. had made cumulative capital contributions of US$109.2 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Youdao, Inc. Furthermore, funds equivalent to US$155.0 million were provided by Youdao, Inc. to Youdao Information through loan in 2020, which were accounted as loan to subsidiary. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2020, the loan balance owed under the VIE agreements was US$2.3 million. In 2018, 2019 and 2020, the VIEs transferred RMB429.0 million, RMB598.4 million and RMB3,099.9 million (US$475.1 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

As of December 31, 2019 and 2020, the prepayment of service fees from the VIEs to our PRC subsidiaries amounted to RMB246.3 million and RMB1,243.0 million. As of December 31, 2019 and 2020, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to RMB26.7 million and RMB nil. There were no other assets transferred between VIEs and non-VIEs in 2018, 2019 and 2020.

As advised by our PRC legal advisor, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Youdao, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)       The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)       Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

Upon the instance that the VIEs reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.

(3)       China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, Youdao, Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Youdao, Inc. In particular, under the current effective PRC laws and regulations, dividends

13

may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Youdao, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

11.       We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response

The Company respectfully advises the Staff that the following tables present the summary statements of operations for the Company’s VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2018
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net revenues (1)	-	521,499	606,334	(396,235)	731,598
Cost of revenues (1)	-	(358,638)	(552,730)	396,235	(515,133)
Gross profit	-	162,861	53,604	-	216,465
Sales and marketing expenses	-	(189,058)	(24,347)	-	(213,405)
Research and development expenses	-	(179,177)	(4,843)	-	(184,020)
General and administrative expenses	(1,263)	(35,982)	(932)	-	(38,177)
Total operating expenses	(1,263)	(404,217)	(30,122)	-	(435,602)
(Loss)/Profit from operations	(1,263)	(241,356)	23,482	-	(219,137)
Share of loss of subsidiaries (2)	(202,873)	-	-	202,873	-
Net (loss)/profit	(208,910)	(217,149)	13,891	202,873	(209,295)
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	For the Year Ended December 31, 2019
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net revenues (1)	-	931,457	997,736	(624,310)	1,304,883
Cost of revenues (1)	-	(592,570)	(966,001)	624,310	(934,261)
Gross profit	-	338,887	31,735	-	370,622
Sales and marketing expenses	-	(596,589)	(26,295)	-	(622,884)
Research and development expenses	-	(273,461)	(1,906)	-	(275,367)
General and administrative expenses	(17,255)	(52,487)	(3,547)	-	(73,289)
Total operating expenses	(17,255)	(922,537)	(31,748)	-	(971,540)
Loss from operations	(17,255)	(583,650)	(13)	-	(600,918)
Share of loss of subsidiaries (2)	(585,152)	-	-	585,152	-
Net (loss)/profit	(601,503)	(588,277)	3,173	585,152	(601,455)

	For the Year Ended December 31, 2020
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net revenues (1)	-	2,700,196	2,434,223	(1,966,904)	3,167,515
Cost of revenues (1)	-	(1,261,243)	(2,418,890)	1,966,904	(1,713,229)
Gross profit	-	1,438,953	15,333	-	1,454,286
Sales and marketing expenses	-	(2,668,098)	(28,920)	-	(2,697,018)
Research and development expenses	-	(418,446)	(6,147)	-	(424,593)
General and administrative expenses	(13,008)	(117,136)	(8,315)	-	(138,459)
Total operating expenses	(13,008)	(3,203,680)	(43,382)	-	(3,260,070)
Loss from operations	(13,008)	(1,764,727)	(28,049)	-	(1,805,784)
Share of loss of subsidiaries (2)	(1,762,633)	-	-	1,762,633	-
Net (loss)/profit	(1,752,789)	(1,787,408)	24,212	1,762,633	(1,753,352)

Notes:

(1)	The eliminations are mainly related to the service fees charged between our subsidiaries and VIEs.

(2)	The eliminations are mainly related to the investment loss picked up from subsidiaries.

The Company respectfully advises the Staff that the following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2019
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	111,310	57,335	4,683	-	173,328
Time deposits	1,255,716	70,021	-	-	1,325,737
Short-term investments	-	5,001	116,125	-	121,126
Accounts receivable, net	-	55,105	145,570	-	200,675
Amounts due from NetEase Group	-	11,602	3,328	-	14,930
Amounts due from Youdao Group Companies (1)	-	26,652	246,261	(272,913)	-
Other current assets	9,819	100,729	83,568	-	194,116
Non-current assets (2)	-	64,250	7,302	(15,000)	56,552
Total assets	1,376,845	390,695	606,837	(287,913)	2,086,464
Contract liabilities	-	22,691	434,114	-	456,805
Amounts due to NetEase Group	-	33,111	15,015	-	48,126
Amounts due to Youdao Group Companies (1)	-	246,261	26,652	(272,913)	-
Short-term loans from NetEase Group and Youdao Group Companies	-	878,000	-	-	878,000
Other current liabilities	10,544	267,101	98,138	-	375,783
Investments in subsidiaries (3)	1,060,693	-	-	(1,060,693)	-
Total liabilities	1,076,754	1,468,370	573,919	(1,333,606)	1,785,437
Total shareholders’ equity/(deficit) (3)	300,091	(1,077,675)	32,918	1,045,693	301,027
Total liabilities and shareholders’ equity/(deficit)	1,376,845	390,695	606,837	(287,913)	2,086,464

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	As of December 31, 2020
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	117,400	484,108	7,691	-	609,199
Time deposits	-	263	-	-	263
Short-term investments	-	574,645	10,354	-	584,999
Accounts receivable, net	-	123,618	145,212	-	268,830
Amounts due from NetEase Group	-	3,936	145	-	4,081
Amounts due from Youdao Group Companies (1)	-	-	1,242,980	(1,242,980)	-
Other current assets (4)	1,020,637	250,762	124,155	(1,011,360)	384,194
Non-current assets (2)	-	187,050	46,632	(15,000)	218,682
Total assets	1,138,037	1,624,382	1,577,169	(2,269,340)	2,070,248
Contract liabilities	-	51,922	1,388,567	-	1,440,489
Amounts due to NetEase Group	2,059	38,443	26,728	-	67,230
Amounts due to Youdao Group Companies (1)	-	1,242,980	-	(1,242,980)	-
Short-term loans from NetEase Group and Youdao Group (4) Companies	-	1,889,360	-	(1,011,360)	878,000
Other current liabilities	3,655	899,252	104,939	-	1,007,846
Investments in subsidiaries (3)	2,536,385	-	-	(2,536,385)	-
Total liabilities	2,546,142	4,201,705	1,520,234	(4,790,725)	3,477,356
Total shareholders’ (deficit)/equity (3)	(1,408,105)	(2,577,323)	56,935	2,521,385	(1,407,108)
Total liabilities and shareholders’ (deficit)/equity	1,138,037	1,624,382	1,577,169	(2,269,340)	2,070,248

Notes:

(1)	The eliminations are mainly related to the prepaid balance of service fees between our subsidiaries and VIEs.

(2)	The eliminations are mainly related to the loan balance owed under VIE agreements from subsidiaries to VIEs’ nominee shareholders.

(3)	The eliminations are mainly related to the investments to subsidiaries and VIEs.

(4)	The eliminations are mainly related to a loan from parent company to a subsidiary.

The Company respectfully advises the Staff that the following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

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	For the Year Ended December 31, 2018
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by/(used in) operating activities	405	(148,998)	48,263	-	(100,330)

Cash flows from investing activities:
Purchases of short-term investments	-	-	(87,000)	-	(87,000)
Proceeds of maturities of short-term investments	-	-	37,000	-	37,000
Placement of time deposits	-	(661,671)	-	-	(661,671)
Proceeds from maturities of time deposits	-	349,383	-	-	349,383
Capital injection to a subsidiary (1)	(1,592)	-	-	1,592	-
Loan made to a subsidiary (2)	(427,591)	-	-	427,591	-
Others	-	(11,712)	-	-	(11,712)
Net cash used in investing activities	(429,183)	(324,000)	(50,000)	429,183	(374,000)

Cash flows from financing activities:
Proceeds received from ordinary shareholders (1)	41	1,592	-	(1,592)	41
Loan received from Parent Company (2)	-	427,591	-	(427,591)	-
Proceeds received from preferred shareholders, net of issuance cost	430,341	-	-	-	430,341
Proceeds from non-controlling interests and other shareholders	711	-	-	-	711
Funding from NetEase Group	-	44,024	-	-	44,024
Net cash provided by financing activities	431,093	473,207	-	(429,183)	475,117
Effect of exchange rate changes on cash and cash equivalents	1,120	-	-	-	1,120
Net increase/(decrease) in cash and cash equivalents	3,435	209	(1,737)	-	1,907
Cash and cash equivalents at the beginning of year	-	27,271	12,560	-	39,831
Cash and cash equivalents at the end of year	3,435	27,480	10,823	-	41,738

Notes:

(1)	The eliminations are mainly related to a capital injection from Parent Company to a subsidiary.

(2)	The eliminations are mainly related to a loan from Parent Company to a subsidiary.

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	For the Year Ended December 31, 2019
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(782)	(422,466)	50,978	-	(372,270)

Cash flows from investing activities:
Purchases of short-term investments	-	(5,000)	(211,000)	-	(216,000)
Proceeds of maturities of short-term investments	-	-	145,882	-	145,882
Placement of time deposits	(1,270,536)	(251,734)	-	-	(1,522,270)
Proceeds from maturities of time deposits	-	526,505	-	-	526,505
Loan to nominee shareholders of a VIE (1)	-	(10,000)	-	10,000	-
Loan made to a subsidiary (2)	(132,062)	-	-	132,062	-
Others	-	(16,122)	(2,000)	-	(18,122)
Net cash (used in)/provided by investing activities	(1,402,598)	243,649	(67,118)	142,062	(1,084,005)

Cash flows from financing activities:
Proceeds received from ordinary shareholders (1)	-	-	10,000	(10,000)	-
Loan received from Parent Company (2)	-	132,062	-	(132,062)	-
Funding from NetEase Group	-	75,643	-	-	75,643
Proceeds from issuance of Class A ordinary shares, net of issuance cost	1,512,026	-	-	-	1,512,026
Net cash provided by financing activities	1,512,026	207,705	10,000	(142,062)	1,587,669
Effect of exchange rate changes on cash and cash equivalents	(771)	967	-	-	196
Net increase/(decrease) in cash and cash equivalents	107,875	29,855	(6,140)	-	131,590
Cash and cash equivalents at the beginning of year	3,435	27,480	10,823	-	41,738
Cash and cash equivalents at the end of year	111,310	57,335	4,683	-	173,328

Notes:

(1)	The eliminations are mainly related to a loan to nominee shareholders of a VIE from a subsidiary.

(2)	The eliminations are mainly related to a loan from Parent Company to a subsidiary.

	For the Year ended December 31, 2020
	Youdao	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by/(used in) operating activities	14,409	(273,469)	(62,502)	-	(321,562)

Cash flows from investing activities:
Purchases of short-term investments	-	(1,277,000)	(406,000)	-	(1,683,000)
Proceeds of maturities of short-term investments	-	708,000	512,000	-	1,220,000
Placement of time deposits	(20,663)	-	-	-	(20,663)
Proceeds from maturities of time deposits	1,257,689	69,762	-		1,327,451
Loans made to subsidiaries (1)	(1,236,543)	-	-	1,236,543	-
Cash paid for business combination, net of cash acquired	-	(6,398)	-	-	(6,398)
Others	(670)	(35,259)	(40,490)	-	(76,419)
Net cash (used in)/provided by investing activities	(187)	(540,895)	65,510	1,236,543	760,971

Cash flows from financing activities:
Loans received from Parent Company (1)	-	1,236,543	-	(1,236,543)	-
Others	26,559	-	-	-	26,559
Net cash provided by financing activities	26,559	1,236,543	-	(1,236,543)	26,559
Effect of exchange rate changes on cash and cash equivalents	(34,691)	4,594	-	-	(30,097)
Net increase in cash and cash equivalents	6,090	426,773	3,008	-	435,871
Cash and cash equivalents at the beginning of year	111,310	57,335	4,683	-	173,328
Cash and cash equivalents at the end of year	117,400	484,108	7,691	-	609,199

Note:

(1)	The eliminations are mainly related to loans from Parent Company to subsidiaries.

12.       Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

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Response

The Company respectfully advises the Staff that it has already disclosed in the 2020 Annual Report that trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the Company’s auditor, and that as a result the NYSE may determine to delist the Company’s securities.

The Company further intends to amend the second paragraph of the risk factor under the heading “Risk Factors – The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs. on page 38 of the 2020 Annual Report in its 2021 Annual Report as follows to reflect certain recent legislative and rulemaking developments. The Company undertakes to further update such disclosures based on future developments regarding the rulemaking process of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. In addition, on September 22, 2021, the PCAOB adopted a rule to create a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

The Company intends to add the following paragraph to page 48 of the 2020 Annual Report in its 2021 Annual Report to disclose the fact that the PCAOB is currently unable to inspect the Company’s auditor:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCA Act, see “Risk Factors –The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.”

Form 6-K Furnished to the U.S. Securities & Exchange Commission on August 19, 2021

General

13.       We note the recent issuance of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State Council and the subsequently issued Beijing Municipality’s measures to Further Reduce the Burden of Homework

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and After-School Tutoring on Students in Compulsory Education in Beijing. We note your Form 6-K dated August 19, 2021, which acknowledges the various requirements and restrictions related to the Opinions and Measures and your statement that such measures are expected to have material impacts on your existing K-12 course business. Elaborate upon this statement to explain the following:

• Quantify the portion of your revenues that will be impacted by each of these measures, not just the requirement to cease offering academic AST classes over weekends, national holidays and current school break period in Beijing.

Response

The Company respectfully advises the Staff that, its business which is impacted by the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing (the “Beijing AST Measures”) consists of its after-school tutoring services for academic subjects included in China’s compulsory education system (the “Academic AST Business”), although there remain uncertainties associated with the interpretation and enforcement of the Beijing AST Measures.

The Company respectfully advises the Staff that the Company’s K-12 course business, as a whole, is affected by a mix of various factors, including, among others, advertisement and the time limit on class offering. This makes it impracticable for the Company to separately quantify the impacts of each requirement under the Beijing AST Measures. The Company further respectfully submits that in the second quarter of 2021, revenues from its K-12 course business accounted for approximately 41% of the Company's total revenues. In the same period, revenues from the Company’s Academic AST Business accounted for approximately 24% of its total revenues. As disclosed in its Form 6-K dated September 30, 2021, as part of its efforts to comply with applicable regulatory requirements, the Company plans to dispose of its Academic AST Business to a buyer with which the Company is in discussions by the end of 2021 (the “Proposed Disposal”), subject to execution of the definitive agreements and regulatory approval. The Company respectfully directs the Staff to its Form 6-K dated September 30, 2021 for further details of the Proposed Disposal. The Company undertakes to provide further updates on the Proposed Disposal in its current reports on Form 6-K in the future.

• If other provinces have implemented similar measures, acknowledge as much and provide disclosure that clarifies the impact of those measures on you.

Response

The Company respectfully advises the Staff that the competent provincial authority with jurisdiction over the Company is based in the place of incorporation of its operating entity that holds the requisite Value-Added Telecommunications Business Operating License, or the ICP License. Beijing NetEase Youdao Computer System Co., Ltd., a Beijing-incorporated company, currently holds the ICP License in connection with the Company’s Academic AST Business. Therefore, while certain provinces other than Beijing have to date issued measures similar to the Beijing AST Measures, the Company is not subject to those other local measures.

• Clarify when the various measures will, or are expected to, take effect, so that it is clear to investors how and when your business will be impacted by each measure.

Response

The Company respectfully clarifies with the Staff that, as advised by its PRC legal advisor, the Beijing AST Measures became effective on August 18, 2021. On September 9, 2021, the Ministry of Education, the Ministry of Civil Affairs and the State Administration for Market Regulation of the PRC jointly published the Notice on Re-registration of Academic AST Institutions as Non-Profit Organizations, which requires, among other things, that all Academic AST providers be re-registered as non-profit organizations by the end of 2021. The Company respectfully directs the Staff to the Company’s Form 6-K dated September 30, 2021 for further details regarding such policy and its plan to dispose of its Academic AST Business.

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•	In particular, provide explicit disclosure about the ramifications to investors of the requirement that you de-list your securities and what your plans are to comply with this measure.

Response

The Company respectfully advises the Staff that (i) while the Beijing AST Measures prohibit providers of Academic AST Business from financing their operations through listing their securities on stock exchanges or other capital market activities, the measures do not require listed companies to delist their securities from a U.S. stock exchange; and (ii) the Company expects that it will no longer be subject to such restrictions upon the completion of the Proposed Disposal, in each case subject to uncertainties associated with the interpretation and enforcement of the Beijing AST Measures, and any further relevant PRC regulatory developments.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Annual Report on Form 20-F and Form 6-K, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,
Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP
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